

SECU] 05043219 ION
Washington, D.C. 20549

VF 9-1-05

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 38756

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/04 (MM/DD/YY) AND ENDING 06/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: United American Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

441 Lexington Ave.
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ali Granmayeh (212) 983-5822
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway, 15th Floor (Address) New York (City) NY (State) 10018-7010 (Zip Code)

PROCESSED
SEP 02 2005
THOMSON FINANCIAL



SEC MAIL PROCESSING SECTION
RECEIVED
AUG 29 2005
WASH, D.C.
198

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/1/05

OATH OR AFFIRMATION

I, Ali Granmayeh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of United American Securities, Inc., as of June 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

8/26/05

Signature

~~President~~ Managing Director

Title

Notary Public

DIANA RIVERA
Notary Public, State of New York
No. 01RI6110607
Qualified in Bronx County
Commission Expires June 2, 20 07

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNITED AMERICAN SECURITIES, INC.
Financial Statements
June 30, 2005
Table of Contents

PAGE

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

1375 Broadway
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

90 Merrick Avenue
East Meadow, New York 11554
516.228.9000
516.228.9122 (fax)

330 Fifth Avenue
Suite 1300
New York, New York 10001
212.686.2224
212.481.3274 (fax)

To the Stockholders of
United American Securities, Inc.

We have audited the accompanying statement of financial condition of United American Securities, Inc., (the "Company") as at June 30, 2005, and related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United American Securities, Inc., as at June 30, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8-9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Raich Ende Malter & Co., LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
August 22, 2005

UNITED AMERICAN SECURITIES, INC.

Statement of Financial Condition
June 30, 2005

Assets

Cash and cash equivalents	$ 158,891	
Deposit with clearing broker	25,000	
Accounts receivable	329,915	
Securities owned at market value	183,509	
Furniture, computer equipment, and software (less accumulated depreciation of $64,767)	7,004	
Investment in affiliated entity	14,565	
Deposits, prepaid expenses and other	26,894	
Total Assets		$ 745,778

Liabilities and Stockholders' Equity

Liabilities		
Accounts payable and accrued expenses	$ 32,415	
Deferred income taxes	111,500	
Total liabilities		$ 143,915
Stockholders' equity		601,863
Total Liabilities and Stockholders' Equity		$ 745,778

The accompanying notes are an integral part of these financial statements.

UNITED AMERICAN SECURITIES, INC.

Statement of Operations
June 30, 2005

Revenues		
Investment advisory fees	$ 1,219,541	
Less: investment solicitors fee	86,866	$ 1,132,675
Commissions	82,202	
Less: Clearing and execution charges	81,463	739
Equity in income in affiliated entity		2,593
Dividend and interest		6,300
Unrealized loss on securities		(4,554)
Other		7,965
Total Revenues		1,145,718
Expenses		
Employee compensation and benefits	650,535	
Insurance	20,836	
Telephone and communications	9,254	
Consulting	102,500	
Professional fees	41,953	
Depreciation	8,582	
Rent	77,141	
Charitable contributions	37,963	
401(k) profit-sharing plan	73,740	
Computer expense	8,194	
Office expenses, supplies and miscellaneous	83,283	
Total Expenses		1,113,981
Net Income Before Provision for Income Taxes		31,737
Provision for Income Taxes - current	10,500	
- deferred	21,500	32,000
Net (loss)		$ (263)

The accompanying notes are an integral part of these financial statements.

UNITED AMERICAN SECURITIES, INC.

Statement of Changes in Stockholders' Equity
For the Year Ended June 30, 2005

	Common Stock $1.00 Par Value 40,000 Shares Authorized		Paid-in Capital	Treasury Stock		Retained Earnings	Total
	Number	Dollars		Number	Dollars		
Balance at July 1, 2004	818	$ 478	$ 281,882	(340)	$ (289,710)	$ 609,476	$ 602,126
Net (loss)	-	-	-	-	-	(263)	(263)
Balance at June 30, 2005	818	$ 478	$ 281,882	(340)	$ (289,710)	$ 609,213	$ 601,863

The accompanying notes are an integral part of these financial statements.

UNITED AMERICAN SECURITIES, INC.

Statement of Cash Flows
For the Year Ended June 30, 2005

Cash Flows from Operating Activities		
Net (loss)	$	(263)
Adjustments to Reconcile Net Profit to Net Cash Used in Operating Activities		
Depreciation		8,582
Deferred income taxes		21,500
(Increase) in accounts receivable		(30,182)
(Increase) in securities owned		(30,096)
(Increase) in investment in affiliated entity		(2,593)
Decrease in deposits, prepaid expenses and other		4,927
(Decrease) in accounts payable and accrued expenses		(2,429)
Net Cash Used in Operating Activities		(30,554)
Cash and Cash Equivalents, beginning of year		189,445
Cash and Cash Equivalents, end of year	$	158,891

Supplemental Cash Flows Information		
Income taxes paid	$	5,600
Interest paid	$	-

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

United American Securities, Inc., (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. The Company is principally engaged in an investment advisory business, introducing customers to its clearing broker pursuant to a fully disclosed clearance agreement, and to its prime broker's discount division.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Commissions

Commission income and related clearing expenses are recognized as securities transactions occur.

(c) Investment Advisory Income

Investment advisory fees are based on the portfolio balances and billed to the customer at the end of each calendar quarter, and recorded as income when accrued.

(d) Investment in Affiliated Entity

The Company is a partner in an affiliated investment partnership which records its portfolio on a mark to market basis. The Company records its pro rata share in the income and net assets on that basis.

(e) Securities Transactions

Securities transactions are recorded on a trade date basis. Unrealized gain on equity security investments is determined by including unrealized gains and losses as securities are valued at the last sale price as listed on a national securities exchange.

(f) Fixed Assets and Depreciation

Fixed assets are carried at cost while maintenance and repairs are expensed currently. The provision for depreciation is based primarily on straight-line or accelerated methods for financial statement and tax purposes based upon the estimated useful lives of the assets.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g) Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with maturities of three months or less to be cash equivalents.

NOTE 3 - LEASE COMMITMENTS

The Company leases its office facility under an operating lease expiring on March 31, 2008, with an option to cancel after three years, at an annual base rent of $57,500.

NOTE 4 - NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital, as defined, of one-fifteenth of aggregate indebtedness, as defined, or $5,000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of June 30, 2005 the Company had net capital of $186,202, which exceeded its minimum requirement by $181,202.

NOTE 5 - INCOME TAXES

The provision for income taxes consists of the following:

	Current	Deferred	Total
Federal	$ 4,500	$ 17,500	$ 22,000
State and local	6,000	4,000	10,000
	$ 10,500	$ 21,500	$ 32,000

Deferred taxes are as a result of timing differences because the tax reporting is on a cash basis rather than the accrual method used for accounting. In addition, deferred taxes are accrued on the unrealized gains (losses) of the securities owned, and adjusted for a contribution carryforward. The tax rate used for deferred taxes was adjusted in 2004.

NOTE 6 - CASH ACCOUNTS

The Company maintains its cash accounts in a bank and a brokerage company. Accounts are insured up to $100,000 at the bank by the FDIC, and up to $100,000 by SIPC (Securities Investors Protection Corporation) at the brokerage company. There was no uninsured cash at June 30, 2005.

NOTE 7 - 401(k) PROFIT-SHARING PLAN

The Company sponsors a 401(k) profit-sharing plan covering all eligible employees. Contributions are made at the discretion of the Board of Directors. In 2004, total contributions amounted to $73,740.

UNITED AMERICAN SECURITIES, INC.

Computation of Net Capital Pursuant to Uniform Net Capital Rule 15a3-1 of The Securities and Exchange Commission
June 30, 2005

NET CAPITAL

Stockholders' equity		$601,863
Deductions		
Non-allowable assets		
Fixed assets	$ 7,004	
Deposits, prepaid expenses, and other	26,894	
Investment in affiliated entity	14,565	
Accounts receivable	329,915	
Total deductions		378,378
Net capital before haircuts		223,485
Haircut on marketable securities		
Money market funds	1,544	
Certificate of deposit	45	
Securities	45,062	
		46,651
Adjustments to net worth related to deferred tax provisions		9,368
Net capital		186,202
Minimum net capital requirement - the greater of 6 2/3% of aggregate indebtedness of $32,415 or $5,000		5,000
Excess net capital		$ 181,202
Schedule of aggregate indebtedness		
Accrued expenses and other liabilities		$ 32,415
Ratio of net capital to aggregate indebtedness		5.75 to 1

The difference of $36,958 between the above computation and the computation included in the Company's unaudited Form X-17A-5 Part IIA filed as of June 30, 2005 is as a result of year end audit adjustments as follows:

Net worth was reduced by year end current and deferred tax accrual adjustments of $32,000, depreciation expense of $8,582, and other audit adjustments of $4,432.

The unallowable receivables were reduced by $527, due to correction of bookkeeping postings. The fixed assets charge was reduced by $10,704 because of year end depreciation and correction of bookkeeping postings. Deposits, prepaid expenses and other were reduced by $7,773 due to correction of bookkeeping postings. Investment in affiliates was increased by $2,593 due to adjustment of the investment in the equity in the affiliated entity. The haircut on the securities was adjusted by $2,450 and the adjustments to net worth related to deferred tax provisions was reduced by $13,402 due to corrections of the calculation.

The Company is exempt from the requirements of the Securities and Exchange Commission Rule 15c3-3 under section (k)(2)(ii) of that rule.

UNITED AMERICAN SECURITIES, INC.

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

June 30, 2005

UNITED AMERICAN SECURITIES, INC.

June 30, 2005
Table of Contents

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

1375 Broadway
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

90 Merrick Avenue
East Meadow, New York 11554
516.228.9000
516.228.9122 (fax)

330 Fifth Avenue
Suite 1300
New York, New York 10001
212.686.2224
212.481.3274 (fax)

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Stockholders of
United American Securities, Inc.

In planning our audit of the financial statements and supplemental schedule of United American Securities, Inc. (the "Company"), for the year ended June 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Raich Ende Malter & Co. LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
August 22, 2005